VF3-9-05

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05035674

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16799

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 2 2005 WASH, D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MORAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North ~~Franklyn~~ FRANKLIN, Suite # 700

(No. and Street)

Chicago, Illinois 60606

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Moran 312-407-6700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAPPLE JENSEN & ASSOCIATES

(Name — if individual, state last, first, middle name)

120 E. Ogden Avenue, Suite 130 Hinsdale Illinois 60521

(Address) (City) (State) (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas F. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moran Securities, Inc, as of December 31, 19/ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

MORAN SECURITIES, INC.
(A Limited Partnership)

For the Year Ended December 31, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
PURSUANT TO RULE 17a-5(d)

For The Year Ended December 31, 2004

MORAN SECURITIES, INC.
(Name of Respondent)

Suite 700
One North Franklin
Chicago, Illinois 60606
(Address of principal executive office)

Thomas F. Moran
President
Moran Securities, Inc.
One North Franklin
Chicago, IL 60606
Telephone 312/407-6700
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

AUDITED FINANCIAL STATEMENTS

MORAN SECURITIES, INC.

Year Ended December 31, 2004

KAPPLE JENSEN & ASSOCIATES
A CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Moran Securities, Inc.
(A Limited Partnership)
Chicago, Illinois

We have audited the accompanying statement of financial condition of Moran Securities, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moran Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material repsects in relation to the financial statements taken as a whole.

Kapple Jensen & Assoc

KAPPLE JENSEN & ASSOCIATES
Certified Public Accountants

Hinsdale, Illinois
February 4, 2005

120 E. OGDEN AVENUE, SUITE 130, HINSDALE, IL 60521 630 455-0825 PHN 630 455-0917 FAX

STATEMENT OF FINANCIAL CONDITION

MORAN SECURITIES, INC.
Year Ended December 31, 2004

ASSETS

Current Assets:		
Cash	$	46,449
Accounts Receivable		-
Prepaid Expense		-
Total Assets	$	46,449

STOCKHOLDERS' EQUITY

Stockholder's equity:		
Common Stock		
Class A, par value $.01 per share:		
Authorized -- 100,000 shares		
Issued and outstanding -- 40,000 shares	$	400
Class B, par value $.01 per share:		
Authorized -- 60,000 shares		
Issued and outstanding -- none		0
Additional paid-in capital		4,960
Retained earnings		41,089
Total Stockholders' Equity	$	46,449

See notes to financial statements.

STATEMENT OF OPERATIONS

MORAN SECURITIES, INC.
Year Ended December 31, 2004

INCOME:		
Commissions		$ 5,000
Interest		-
		$ 5,000
EXPENSES -- NOTES A & C:		
Miscellaneous	$ 475	
Professional services	3,350	
Dues, publications and subscriptions	-	
Taxes & Licenses	4,188	
		$ 8,013
NET LOSS		$ (3,013)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

MORAN SECURITIES, INC.
Year Ended December 31, 2004

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance December 31, 2003	$ 400	—	$ 4,960	$ 44,102	$ 49,462
Net loss for the year				(3,013)	$ (3,013)
Balance December 31, 2004	$ 400	—	$ 4,960	$ 41,089	$ 46,449

See notes to financial statements.

STATEMENT OF CASH FLOWS

MORAN SECURITIES, INC.
Year Ended December 31, 2004

OPERATING ACTIVITIES		
Net Loss for the year	$	(3,013)
Adjustment to reconcile net loss to net cash		
used in operating activities - decrease in accounts receivable		5,000
- decrease in prepaid expense		1,050
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	3,037
Cash at beginning of year		43,412
CASH AT END OF YEAR	$	46,449

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MORAN SECURITIES, INC.

Year Ended December 31, 2004

NOTE A – INCOME TAXES

Elections have been made to be taxed under Subchapter S of the Internal Revenue Code, which provides for inclusion of corporate income or loss in the tax returns of the individual stockholder for federal income tax purposes.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the Company's net capital, as defined, shall be maintained at the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. As of December 31, 2004 the Company had excess net capital of $45,658.

NOTE C – RELATED PARTY TRANSACTIONS

The Company shares office space with several affiliated parties. Employee compensation, office rental, and other common office expenses are paid by an affiliate and allocated among parties, based upon the relative share of time devoted to each party by the Company's officers.

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1

MORAN SECURITIES, INC.
Year Ended December 31, 2004

AGGREGATE INDEBTEDNESS	$ -
CHARGES TO NET CAPITAL - *Furniture & equipment, net*	$ -
NET CAPITAL	
Excess of total assets over total liabilities	$ 46,449
Total charges to net capital	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$ 46,449
Haircuts on securities - Money Market Funds ($39,539 x 2%)	$ 791
NET CAPITAL	$ 45,658
NET CAPITAL REQUIRED	
Net Capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filing as of the same date.